Mail Stop 4561

May 17, 2010

James D. Edsall, President
Santaro Interactive Entertainment Company
5348 Vegas Drive
Las Vegas, NV 89108

      Re: Santaro Interactive Entertainment Company
               Amendment No. 2 to Registration Statement on Form S-1
               Filed May 4, 2010
               File No. 333-165751

Dear Mr. Edsall:

      We have reviewed the above-captioned filing and your response letter dated May 4, 2010, and have the following comments. Where prior comments are referenced, they refer to our letter dated April 23, 2010.

General

1.   When you electronically file the clean copy of your amended filing on EDGAR, also electronically file a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.

2.   Please note that some of the disclosure on pages 41 to 42 (Other Expenses of Issuance and Distribution, Indemnification of Officers and Directors, and Recent Sales of Unregistered Securities) is not required in the prospectus and may be moved to the portion of the registration statement immediately following the financial statements. See Part II of Form S-1.

Information about the Company

Our Market, page 29

3.   We note your response to prior comment 14 and reissue our prior comment. It is unclear why the following statistics and statements are relevant to your initial proposed market, i.e., people in the United States who play online games involving virtual reality environments:

- the percentage of the population of North America that uses the internet,
- the number of internet users worldwide that visit online gaming sites,
- the percentage of the population of China that is online,

- whether people access online games through Yahoo! or MSN Games,
- the percentage of people aged 16 to 29 "worldwide" that would rather live without television than without the internet, and

Please limit your discussion in this section to a narrowly-focused description of your proposed business niche and to include data that is relevant to your proposed business.

<u>Undertakings, page 43</u>

4.   We note your response to prior comment 23. The paragraph beginning "Each prospectus filed pursuant to Rule 424(b)" still appears to be missing the lead-in language "That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser." See paragraph (a)(5) of Item 512 of Regulation S-K. Please revise.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please address questions regarding these comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (202) 478-2900</u>
          Andrew J. Befumo, Esq.
          Befumo & Schaeffer, PLLC